ISA INTERNATIONALE INC.
2560 RICE STREET
 ST. PAUL, MN 55113
SEC File No. 1-16423

September 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 50549-0308

Attn: Mr. Michael Moran
Branch Chief

Dear Mr. Moran:

We are responding to your letter dated August 26 concerning our Form 10-KSB dated 09/30/04 and Forms 10-QSB for the quarters ended 12/31/04, 03/31/05, and 06/30/05. Our response will correspond to the 12 points referenced in your letter.

1. FASB 7 Compliance. Our Company (the Registrant) was operationally dormant since December 2000 with no significant revenues from 2001 to May 2005. Beginning in the Third Quarter of 2005, we resumed operations in the financial services industry. Prior to 2001, for several years, we were operational and principal operations had begun to generate revenues. During 2000 the Company sold one of its operating subsidiaries and discontinued the operations of another subsidiary. We believed once our company was operational it was no longer a "Development Stage Enterprise". The guidelines from FASB 7 do not explicitly require an operational company to switch its status if it decides to discontinue unprofitable operations. We did not establish any separate category of costs normally associated with being a "Start-Up Company" or capitalize any General and Administrative costs incurred in maintaining our operation. SOP 98-5 requires that start-up costs be expensed as incurred therefore there would be no change to the results of our financial statements as reported. The industries we were in or presently in do not require a significant investment of start up costs and development time before operations can begin relative to other capital intensive industries. We also felt it may be confusing to our investors for us to be "switching back and forth" from Development Stage Status if we resumed operations or ceased operations again. Therefore, we have not reported as a Development Stage Enterprise. Since we are now operational again, the question somewhat begs relevance. If you believe we are in error our reporting can be corrected to reflect the requirements of FASB 7.

2. Off-balance sheet arrangements. Currently our operations are entirely within the United States and we do not need to use hedge contracts or other derivative contracts to mitigate financial exposure risks due to foreign currency exchange rate changes or interest rate changes. Nor are we in a business subject to large commodity purchases where hedge contracts are available. Presently, we have no off-balance sheet contracts and do not foresee an immediate need to make any such arrangements. We shall disclose that we have no off-balance sheet arrangements in our future reports.
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3.  Financial Statement of Operations presentation of Valuation charge- Stock
Option. We will revise our presentation of stock option expense and include it in General and Administrative expenses on future reports.

4. Gain on Extinguishment of Debt. We felt it was appropriate at the time to distinguish from operations a large ($86,889) one-time gain resulting in the settlement of accrued interest payables in exchange for stock. The singular and unusual nature of the transaction required presentation as an extra-ordinary item segregated from revenues to avoid the impression we had operational income. The company could of reduced interest expense but felt that would not be an appropriate classification. Also it was a non-cash transaction.

5. Item 8.a Controls and Procedures. We will revise our reporting accordingly to comply with Item 307 of Regulation S-B for Item 8.a and paragraph 4(b) of our Section 302 Certification.

6. Form10QSB Consolidated Statement of Cash Flows. We will change our cash flow presentation to include only cash related transactions. Non-cash transactions will be represented in a separate schedule below our cash flow report. Our computerized financial models need to be changed to reflect this requirement.

7. Revised filing Form 8-K dated August 5, 2004. We have sent a request to our former auditor George Brenner, CPA to provide us with a copy of his letter of resignation sent to us last year. Upon receipt of his response we will file an amended Form 8-K with a copy of his letter as an attachment.

8. Revised filing Form 8-K dated August 5, 2004. Our filing will be restated to indicate there were no disagreements with our certifying accountant up to and including the interim period through the date of his resignation or August 3, 2004.

9. Revised filing Form 8-K dated August 5, 2004. Our filing will be restated to disclose that our certifying accountant's opinions and reports contained no adverse opinion or disclaimer of opinion or was modified as to uncertainty, audit scope, or accounting principles.

10. Revised filing Form 8-K dated August 5, 2004. Our filing will be restated to delete the reference to our earlier Form 8-K filing dated July 28, 2004 filed on July 29, 2004 as the reference to the earlier filing dated July 28, 2004 was not necessary. The two reportable events were not related.

11. Revised filing Form 8-K dated August 5, 2004. Our filing will be restated to delete the fourth paragraph of our disclosure. We are not sure it is necessary to refer to prior reportable events not related to the item disclosure in our Form 8-K filing. Your advice is solicited.

12. Form 10-KSB Disclosures in Item 8.  Our next filing of Form 10-KSB under
Item 8 will include a revision of our disclosure on Form 8-K dated August 5, 2005 and a reference to our revised filing
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The registrant hereby acknowledges that:
1.	it is responsible for the adequacy and accuracy of the disclosure in our filings;
2.	any staff comments or changes reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3.	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC. We will attempt to conduct a more thorough quality review of our future submissions to reduce the probability of similar errors referenced in your letter and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-483-3114 or by fax at 651-489-2254 if you have additional comments or questions.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to this original.

Sincerely,

/s/Bernard L. Brodkorb
President
ISA Internationale Inc.